News Release	June 2, 2005

YAMANA ANNOUNCES HIGH GRADE INTERCEPTS FROM NEWLY DISCOVERED AREA AT FAZENDA BRASILEIRO MINE

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to report the results of exploration on a newly discovered ore zone within its Fazenda Brasileiro mine in Bahia state, Brazil.

The new ore zone, C-Quartz, occurs along a previously overlooked north-dipping fault structure which cuts steeply across the south-dipping strata of the Weber Belt mine sequence. The mine sequence to date has produced more than 2 million ounces gold, mostly from ore shoots confined to the south-dipping CLX unit. The C-Quartz discovery cross-cuts the mine sequence and represents an exciting and an entirely new target type for the mine which has been previously overlooked largely as a result of the different sequence and north versus south dipping orientation.

Results have been returned for the first 7 of 22 drill holes completed in three fan-drill sections distributed over a 425-metre strike length of the C-Quartz fault. All 7 holes hit high-grade gold intercepts starting at 48 metres depth and located generally within 50 metres of existing mine workings. The table below summarizes the best intercepts for each of the 7 holes for which results have been returned to date:

Drill section	Hole no.*	Depth from surface	Best Intercepts

350E	FS-11204	55m	4.0m @ 3.00 g/t
		48m	4.05m @ 101.74 g/t

	FS-11206	70m	8.45m @ 1.38 g/t

500E	FS-11243	70m	5.0m @ 1.48 g/t
		65m	2.0m @ 8.18 g/t

	FS-11244	68m	7.0m @ 9.93 g/t
		50m	16.0m @ 10.61 g/t

	FS-11248	85m	2.0m @ 4.79 g/t
		95m	3.0m @ 4.55 g/t

775E	FSS-336	90m	8.0m @ 23.78 g/t

	FSS-337	80m	4.0 m @ 4.85 g/t

        * FS holes are drilled from underground workings, FSS holes are drilled from the surface.

The three fan-drill sections completed to date test the central 425 metre portion of the C-Quartz fault. The total strike of the C-Quartz fault so far approximates 1,000 metres. The mineralization comprises an 80-metre high body (as measured down the dip of the structure) that plunges gently toward the east and consists of a 1- to 15-metre wide zone of quartz veins and veinlets within a broader zone of silica-biotite alteration. Coarse gold is locally present as evident by visible gold in at least 5 of the completed drill holes and as suggested by a few exceptionally high-grade drill assay intervals. It is thought to represent remobilized mineralization and is distinctly different from the typical ore in the mine.

The mineralized C-Quartz fault has been mapped for at least one kilometre along strike, extending from an old open pit surface mine at the C orebody on the west toward the B orebody to the east. The structure is a normal fault, dipping approximately 45 degrees north and cutting almost perpendicular across the Weber Belt strata. Drill cross-section 350E, shows this relationship very clearly. Mineralization appears best developed in the hangingwall of the structure and occurs in a variety of Weber Belt lithologies including the chlorite-actinolite schist (CAX) unit as well as the chlorite schist (CLX) unit, which is the principal ore host elsewhere in the mine. For the location of the C-Quartz zone relative to the existing Fazenda Brasileiro workings and to see cross section 350E, please refer to long-section and cross section accessible by the attached link.

The C-Quartz fault mineralization remains open on strike both to the west and to the east. Evidence of mineralization exists along the length of this trend in several old drill holes which happened to cut the structure, intersecting from 3.28 to 9.70 g/t Au over widths of 2 to 5 metres. Additionally, the old 30-metre deep open pit surface mine near the western end of the structure produced more than 45,000 tonnes of ore grading 6.35 g/t Au but was never followed at depth or on strike. This pit is reported to have yielded conspicuous amounts of coarse gold. The significance of these occurrences and the C-Quartz fault structure were overlooked until recent reinterpretations by Yamana mine geologists.

Commenting on the foregoing, Peter Marrone, President and Chief Executive Officer stated, “This new zone evidences high grade, is near surface and is relatively easily accessible from our existing workings. C-Quartz has the potential to redefine the Fazenda Brasileiro mine and add significantly to our existing resources and potentially to Fazenda Brasileiro’s mine life.”

The C-Quartz structure is currently being explored with a two-phase drilling program. The first phase effort (4,500 total meters) is testing the structure with fan-drill sections spaced 100 metres apart covering a total strike length of 700 metres along the structure. This phase is expected to be completed by August, 2005. The second phase (5,500 metres) will extend drill tests over a total of 1,300 metres strike length and is expected to be completed by November, 2005.

Yamana believes these results are highly significant, perhaps leading to the definition of a substantial previously unknown new ore body within the confines of the mine itself. Work to identify and define other previously overlooked gold zones within the mine continues.

For further information on the quality assurance and quality control measures used by Yamana in conducting exploration programs, please see the annual information form of Yamana for the year ended December 31, 2004 available at www.sedar.com and the various technical reports prepared on behalf of Yamana filed under National Instrument 43-101 also available at www.sedar.com.

The sampling and exploration programs are being supervised by Mel Klohn, Geological Consultant to Yamana, who is a Qualified Person as defined by National Instrument 43-101. Mr. Klohn has verified the data disclosed and has reviewed the contents of this press release.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)     815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.